SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press Release issued by Telecom Personal S.A.

FOR IMMEDIATE RELEASE Buenos Aires, November 3, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Press Release issued by Telecom Personal S.A.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (‘Telecom Argentina’) to attach a free translation of the letter submitted to the Comisión Nacional de Valores (“CNV”) by our controlled subsidiary Telecom Personal S.A.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro G. Insussarry
Responsible for Market Relations

FOR IMMEDIATE RELEASE

Buenos Aires, November 3, 2014

Comisión Nacional de Valores

Att: Mr. Cristian Girard

Dear Sir:

Ref.: Public Auction for the assignment of frequency bands for the rendering of Personal Communication Services (“PCS”), of Cellular Mobile Radiocommunication Services (“SRMC”) and Advanced Mobile Communication Services (“SCMA”) called by the Secretariat of Communications through Resolution 38/2014 (the “Auction”)

I am writing to you as Responsible for Market Relations of Telecom Personal S.A (‘Telecom Personal’ or “the Company”) in reference to the matter.

In this respect, we inform you that on October 31, 2014 the Tender Offer related to the Auction took place with the participation of the four (4) prequalified companies: Telecom Personal S.A., Telefónica Móviles Argentina S.A., Arlink S.A., and AMX Argentina S.A..

For the following Lots, as defined in Annex I of the List of Conditions of the Auction (the “List of Conditions”), Telecom Personal submitted the winning economic offers as being the highest during the auction rounds:

i)	For the SRMC service, in Lot N° 2 (Band: 830.25-834 / 875.25-879);

ii)	For the PCS service, in Lot N° 5 (Band: 1890-1892.5 / 1970-1972.5) and in Lot N° 6 (Band: 1862.5-1867.5 / 1942.5-1947.5);

iii)	For the SCMA service, in Lot N° 8 (Band: 1730-1745 / 2130-2145 and Band: 713-723 / 768-778).

For the acquisition of these Frequency Bands, the Company has committed in the Auction the total consideration of the equivalent of US$ 658 million (currency of offer), amount that reveals a strong commitment of the Telecom Group with the country, its customers and employees.

In accordance to Article 48 of the List of Conditions, within the 20 days following the Public Auction, the Secretariat of Communications will issue the act of award of the frequency bands to the winning companies.

Sincerely,

Pedro Insussarry

Responsible for Market Relations

Telecom Personal S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 3, 2014	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman